Delisting Determination,The Nasdaq Stock Market, LLC,
November 15, 2018, Barclays iPath US Treasury Long Bond Bull ETN.
The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing Barclays iPath US Treasury Long Bond Bull ETN
(the Company), effective at the opening of the trading session on Nobember 26, 2018. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to the minimum $4,000,000 aggregate market value or principal amount requirement for continued listing.
The Company was notified
of the Staffs determination on October 16, 2018. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on October 25, 2018.